Exhibit 21.1

LIST OF SUBSIDIARIES

NAME	STATE OF INCORPORATION
Conrad Shipyard, L.L.C. (formerly named Conrad Shipyard, Inc.)	Louisiana
Orange Shipbuilding Company, Inc.	Texas
Conrad Aluminum, L.L.C. (formerly named AL Acquisition Company, LLC)	Louisiana